Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	THURSDAY, JUNE 6 2013

Performance Statistics

On-Time Experience

American	Wed	MTD	Target

D-0	58.4	58.7	61.7

A+14	81.8	82.9	79.8

Eagle

D-0	56.0	52.0	67.0

A+14 DOT	67.0	63.6	77.5

Every Bag Counts

American	Wed	MTD*	DOT Standard
	2.68	3.13	2.50

* DOT claims per 1000 customers

Announcements

» Check out the Newest Arrivals!

Get the latest merger news from American and US Airways in this week’s Arrivals newsletter. The June 5 issue provides an Integration Management Office and bankruptcy update from American’s disclosure hearing, spotlights Reservations Representatives and profiles two sisters who work for American and US Airways. Read it on new Jetnet!

» St. Louis Admirals Club Celebrates Reopening

Yesterday, the St. Louis Admirals Club reopened nearly two years after a devastating tornado ripped through the airport. The newly-refurbished lounge is located in Terminal C directly beyond the security checkpoint. Find out more about the club in new Jetnet’s News space.

First Full Day of Operations at IOC Runs Smoothly

The first full day of operations at the new Integrated Operations Center (IOC) ran as smoothly as possible. Unlike the major off schedule operation Dispatch faced on the day they moved into the new environment, the addition of Maintenance Operations and Maintenance Control Technicians on June 4 ran perfectly. In addition, as the transition was underway on June 3, American had one of its best operational days of the year with zero cancellations, completing 100 percent of its 1,938 scheduled departures while posting a very strong 92.1 percent A+14 performance. Kimball Stone, Managing Director—IOC, reflected: “We now truly have one team, one mission.” A celebration of the new shared environment is being planned for later in the summer.

AMR in the News

From ATWOnline

US Airways’ Shareholders to Vote on American Merger July 12

US Airways’ annual stockholders meeting will take place July 12 in New York, where shareholders will vote on whether to approve the company’s merger with American. US Airways’ Board of Directors has already approved the merger, as has the U.S. bankruptcy court overseeing American’s Chapter 11 restructuring. American plans to emerge from Chapter 11 in the third quarter and merge with US Airways. Approval from the U.S. Dept. of Justice, which is expected, is also required.

Industry News

From The Dallas Morning News

TSA Backs Down, Won’t Allow Small Knives on Airline Flights

The Transportation Security Administration has decided not to allow small knives onto airline flights, backing away from its original intent to relax its carry-on rules. The decision had raised loud protests from flight attendants and their unions, as well as many others concerned that even small knives would endanger airplanes and the passengers they carry. TSA officials had revealed in early March that they would allow knives with non-locking blades no more than 2.36 inches (six centimeters) long and a half inch wide through security checkpoints and onto airplanes. The new policy was to go into effect April 25. However, the TSA postponed its implementation after the proposal received widespread condemnation. Now, it is keeping the ban on all knives.

From Houston Business Journal

Southwest Reveals New Design Plan for Hobby International Terminal

Southwest unveiled new design plans and its lead construction contractor for the Houston Hobby International Terminal. The Dallas-based airline, which previously agreed to build the $156 million terminal at Hobby, also said it plans to break ground on the project by the end of September. Southwest has a Houston City Council-approved partnership with the Houston Airport System in which it will fully fund and build the new terminal and then give the terminal to the Houston Airport System to run. Southwest will then lease four out of the five gates at the international terminal for its use. Southwest expects the new terminal to be up and running in 2015.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, June 5

Crude oil was $93.74 a barrel, up $0.43 from the previous day. Jet fuel price was $115.06 a barrel, down $1.43.

Monthly Security Tip

When we were children, our parents told us to always look both ways before crossing a street. The same concept applies when we’re surfing the Web—always look first before clicking.

Here are two links: https://jetnet.aa.com and https://jetnet.aa.com. They look the same—but are they really the same link?

Before clicking on a link, look at the bottom of your internet browser. When your mouse is on the link, but before you click, the area at the bottom of your internet browser will show the address that you’ll go to when you click the link (expert hint: Outlook tells you the same thing if you put your mouse on the link). Make sure that address is actually where you want to go before clicking—don’t assume that the address is what the text says it is. Put your mouse over those two links again. Notice that your browser (or Outlook) tells you that one of these links doesn’t actually go to Jetnet, even though both look like they do.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.